October 7, 2014

Via E-mail
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:    Besra Gold, Inc.
    Form 20-F for the Fiscal Year Ended June 30, 2013
    Filed September 18, 2013
Response Dated March 4, 2014
    File No. 000-52324

Dear Tia et al,

I am writing in response to your letter of September 23, 2014 to myself referring to captioned filing on March 10, 2014.

You may be aware that our company has been suffering from a sustained period of financial distress, stemming from a sustained period of lower gold prices (significant impacting our cash flow) and other unforeseen circumstances such as natural disasters (typhoons in late 2013) and coercive tax measures by the Vietnamese government, which stopped production at our Vietnam mines. We have only managed, last week, to restart our smaller Vietnamese mine at a lower than normal production level and have managed to have the majority of coercive measures lifted from our operations.

Due to these sustained financial difficulties, we have not been able to fully settle accounts with key suppliers including our auditors, Ernst & Young (EY), who are key to Besra being able to properly address and complete a substantive response to your queries.

We have hoped, as a result of a capital raising announced to the TSX (and other exchanges on which our shares are quoted) in July 2014, to settle all outstanding accounts with suppliers, including EY and thus deal with all outstanding reporting and compliance obligations of Besra Inc. comfortably ahead of the relevant deadlines.

Unfortunately, the investor who committed to the capital raising of $14.25m in July has as yet been unable to complete their obligations to Besra. Whilst the documentary arrangements remain in place for this raising, Besra has been actively pursuing a second investment option with a targeted closure date for Tranche 1 on October 17, 2014. This is subject to completion of documentation over the next week. Funds are now being advanced by this investor to Besra ahead of full documentation, which is seen by the company as a strong indicator of their ability to close the proposed financing.

Due to the ability to complete our audited filings for fiscal period ended 30th June 2014 (as we cannot engage EY due to financial constraints), we are currently under review for a full cease trade order from the OSC relating to our Canadian filings. An application is being lodged with them to seek an extension for filing to November 30, 2014, to allow completion of our replacement capital raising (or alternatively close the July announced raise, whichever occurs first), and re-engagement on fully paid terms of EY to (a) assist with completion of our fiscal 2013 related queries and (b) assist in completion of the fiscal 2014 audit.

We expect to be able to re-engage EY by the w/e October 17, 2014 (using proceeds from the first major tranche of our replacement capital raising in the first instance), and then spend the next 6 weeks completing audit and compliance works.

To this end, I seek on Besra Inc’s behalf an extension for the time frame to November 7, 2014 to allow us to complete the queries on our file for fiscal 2013.

I would also be pleased to brief any or all of you at your convenience or alternatively please feel free to contact me again at your convenience on:

Cell: +61 411 237 689
Office: +61 2 9999 3341
Email: john.glen@besra.com

Yours faithfully
John Glen
Chief Financial Officer